Exhibit 99.1

Baidu Announces Third Quarter 2020 Results

BEIJING, China, November 16, 2020 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform and AI company, today announced its unaudited financial results for the third quarter ended September 30, 20201.

“Our revenue growth turned positive in the third quarter with many advertising verticals turning around, putting Baidu in a good position to further benefit from a recovery in the Chinese economy. The vibrant mobile ecosystem that Baidu has built in the last few years sets a strong foundation for us to grow our non-advertising business.” said Robin Li, Co-founder and CEO of Baidu. “Our new AI businesses saw healthy growth in the third quarter, particularly from cloud, where we are differentiating with AI solutions.”

“Our team executed in the third quarter with top line growth, resilient profitability and strong cash flow, a testament to the durability of Baidu’s business, despite China experiencing a second wave of COVID-19 in July. Our focus on differentiating Baidu with open-platform, in-app search and new AI businesses has enabled Baidu Core’s adjusted EBITDA margin to reach 46% in the third quarter,” said Herman Yu, CFO of Baidu. “We also executed on our capital allocation strategy by selling down equity investments and continuing to execute on our share repurchase plan.”

Financial Highlights

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q3 2019	Q2 2020	Q3 2020		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	28,080	26,034	28,232	4,158	1%	8%
Operating income	2,355	3,644	6,156	907	161%	69%
Operating income (non-GAAP) [2]	3,691	5,605	7,636	1,125	107%	36%
Net income (loss) to Baidu	(6,373)	3,579	13,678	2,015	—	282%
Net income to Baidu (non-GAAP) [2]	4,387	5,082	6,988	1,029	59%	38%
Diluted earnings (loss) per ADS	(18.37)	10.31	39.79	5.86	—	286%
Diluted earnings per ADS (non-GAAP) [2]	12.61	14.73	20.35	3.00	61%	38%
Adjusted EBITDA [2]	5,116	7,015	9,073	1,336	77%	29%
Adjusted EBITDA margin	18%	27%	32%	32%

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]

Non-GAAP measures are defined in Non-GAAP Financial Measures section. Also see the table captioned “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details.

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	Baidu Core
(In millions, unaudited)	Q3 2019	Q2 2020	Q3 2020		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	21,010	18,926	21,379	3,149	2%	13%
Operating income	5,191	4,966	7,404	1,090	43%	49%
Operating income (non-GAAP) [2]	6,224	6,482	8,505	1,253	37%	31%
Net income (loss) to Baidu Core	(4,287)	4,424	14,368	2,116	—	225%
Net income to Baidu Core (non-GAAP) [2]	6,310	5,656	7,486	1,103	19%	32%
Adjusted EBITDA[2]	7,525	7,771	9,822	1,447	31%	26%
Adjusted EBITDA margin	36%	41%	46%	46%

Other Highlights

Corporate

•

Baidu received an ESG rating of BB from MSCI and an ESG risk score of 21.5 from Sustainalytics, reflecting the progress the Company has made through ESG policy changes and improved disclosure on corporate governance.

•

Baidu World was held virtually in September 2020 in partnership with CCTV, reaching an audience of over 60 million. This year’s theme centered on the “Intelligence of Everything,” highlighting how Baidu AI products and solutions can improve everyday life and empower enterprises and the public sector to do more and do better in the areas of cloud computing, smart transportation and autonomous driving.

•

Baidu entered into definitive agreements to raise financing for its Smart Living Group (“SLG”) at a post-money valuation of approximately RMB 20 billion, or US$2.9 billion, in September 2020. The transaction is expected to be completed in the fourth quarter of 2020, and Baidu is expected to be a super majority shareholder.

•

Baidu completed a bond offering of US$950 million in October 2020, consisting of US$650 million of 1.720% notes due 2026 and US$300 million of 2.375% notes due 2030, the proceeds from which are expected to be used to repay certain existing indebtedness.

•	Baidu returned US$596 million to shareholders in the third quarter of 2020, bringing the cumulative share repurchase over the last two years to approximately US$2.0 billion.

Mobile Ecosystem

•	Baidu App’s daily active users (“DAUs”) reached 206 million and its monthly active users (“MAUs”) reached 544 million in September 2020.

•

The massive reach of Baidu App, along with other products in the Company’s product portfolio, is attracting a wide range of knowledge and information-centric videos, including live and short videos. Topical live streaming, such as Wander Planet and Who to Support, grew eight folds sequentially.

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•

Publishers are sharing more originals on Baijiahao (“BJH”) accounts, to take advantage of Baidu’s large scale and easy sharing of content across Baidu family of apps. BJH accounts reached 3.6 million, up 52% year over year, in September 2020.

•

App developers are adopting Baidu Smart Mini Programs (“SMPs”) to provide users with native-app like experience on Baidu, without having to download the host apps. The number of SMPs grew three folds, and SMP monthly active users on Baidu App reached 355 million, up 22% year over year, in September 2020.

•

Site merchants are switching to Managed Page as the landing page for their search results to improve marketing effectiveness, resulting in Managed Page revenue reaching almost 1/3 of Baidu Core’s online marketing services revenue in the third quarter of 2020.

DuerOS

•	DuerOS first-party monthly voice queries reached 2.7 billion, up 65% from last year, and DuerOS total monthly voice queries reached 5.3 billion in September 2020.

•

Xiaodu Smart Display ranked #1 in smart display shipments globally, and Xiaodu smart speakers ranked #1 in smart speaker shipments in China for the second quarter of 2020, according to market research firms IDC, Strategy Analytics and Canalys.

•	The DuerOS skills store, offering 4,300 skills in wide ranging genres, including education, video, online game and live streaming, is supported by a developer community of 45,000.

•

Xiaodu Smart Earphones was introduced in September 2020, allowing users to navigate DuerOS skills using its voice assistant and hear instant language translation. Xiaodu Smart Earphones broaden the use case of the Xiaodu voice assistant from home, auto and hotel to anywhere with mobile.

Cloud, AI Services & AI Platform

•

Baidu partners with Postal Savings Bank of China (“PSBC”), a top consumer bank in China with 40,000 branches nationwide, to provide Baidu AI PaaS, which can be trained to provide better credit risk management by leveraging Baidu’s advanced AI capabilities, such as big data and natural language processing.

•

Baidu partners with the Economic and Technological Development Zone in Guiyang, a major national data center hub in China, to provide its AI PaaS platform that will be made available to the 400+ enterprises across 10 industries located in the economic development zone. Baidu’s AI PaaS can help businesses improve their operations and do more through advanced AI, including deep learning, blockchain and computer vision,

•	Baidu’s AI open platform built on Baidu Cloud offers over 270 AI capabilities, attracting a developer community of over 2 million.

•

Baidu Translate, an AI cloud service leveraging Baidu’s advanced natural language processing, speech and vision processing technologies, supports over 200 languages and processes over 100 billion bites a day, attracting a developer community of 400,000.

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Apollo

•	Baidu partners with the city of Guangzhou, Guangdong to provide smart transportation solutions to improve traffic efficiency, air pollution and road safety.

•	Apollo Go robotaxi is now opened to the public in Beijing, becoming the third city following Changsha, Hunan and Cangzhou, Hebei. Apollo Go rides may be ordered from Baidu Maps or Apollo Go app.

•	Baidu was granted China’s first driverless test permit in Changsha.

iQIYI

•

iQIYI subscribers reached 104.8 million in September 2020, and membership revenue was up 7% year over year. iQIYI’s large subscriber base further strengthens iQIYI’s foundation to produce entertainment blockbuster originals.

Third Quarter 2020 Results

Total revenues reached RMB 28.2 billion ($4.16 billion), increasing 1% year over year.

Revenue from Baidu Core reached RMB 21.4 billion ($3.15 billion), increasing 2% year over year. Online marketing revenue from Baidu Core was RMB 18.4 billion ($2.72 billion), which was basically flat from last year. Non-online marketing revenue from Baidu Core reached 2.9 billion ($434 million), increasing 14% year over year, primarily driven by the growth of cloud services.

Cost of revenues was RMB 12.8 billion ($1.89 billion), decreasing 22% year over year, primarily due to a decrease in content costs, traffic acquisition costs and costs of goods sold.

Selling, general and administrative expenses were RMB 4.7 billion ($692 million), increasing 1% year over year.

Research and development expenses were RMB 4.6 billion ($673 million), decreasing 3% year over year.

Operating income was RMB 6.2 billion ($907 million) and operating margin was 22%. Baidu Core operating income was RMB 7.4 billion ($1.09 billion) and Baidu Core operating margin was 35%.

Non-GAAP operating income was RMB 7.6 billion ($1.13 billion), and non-GAAP operating margin was 27%. Non-GAAP Baidu Core operating income was RMB 8.5 billion ($1.25 billion), and non-GAAP Baidu Core operating margin was 40%.

Total other income was RMB 8.9 billion ($1.31 billion), compared to total other loss of RMB 9.5 billion in Q3 2019. Total other income in Q3 2020 included fair value gain of RMB 9.0 billion from long-term investments.

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Income tax expense was RMB 1.6 billion ($239 million), compared to RMB 934 million in Q3 2019.

Net income attributable to Baidu was RMB 13.7 billion ($2.02 billion), and diluted earnings per ADS was RMB 39.79 ($5.86). Net income attributable to Baidu Core was RMB 14.4 billion ($2.12 billion).

Non-GAAP net income attributable to Baidu was RMB 7.0 billion ($1.03 billion), and non-GAAP net margin was 25%. Non-GAAP diluted earnings per ADS amounted to RMB 20.35 ($3.00). Non-GAAP net income attributable to Baidu Core was RMB 7.5 billion ($1.10 billion), and non-GAAP net margin for Baidu Core was 35%.

Adjusted EBITDA was RMB 9.1 billion ($1.34 billion) and adjusted EBITDA margin was 32%. Adjusted EBITDA for Baidu Core was RMB 9.8 billion ($1.45 billion) and adjusted EBITDA margin for Baidu Core was 46%.

As of September 30, 2020, cash, cash equivalents, restricted cash and short-term investments were RMB 146.0 billion ($21.50 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 138.5 billion ($20.41 billion). Free cash flow was RMB 6.3 billion ($925 million), and free cash flow excluding iQIYI was RMB 8.3 billion ($1.22 billion).

For more information on the adoption of ASU 2019-02 beginning January 1, 2020, in accordance with the new accounting standard, please see explanation under “Non-GAAP Financial Measures”.

Financial Guidance

For the fourth quarter of 2020, Baidu expects revenues to be between RMB 28.6 billion ($4.2 billion) and RMB 31.3 billion ($4.6 billion), representing a growth rate of -1% to 8% year over year, which assumes that Baidu Core revenue will grow between -1% and 10% year over year.

The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:15 PM on November 16, 2020, U.S. Eastern Time (9:15 AM on November 17, 2020, Beijing Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

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For pre-registration, please click http://apac.directeventreg.com/registration/event/2876397. It will automatically direct you to the registration page of “Baidu Q3 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “2876397”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until November 24, 2020:

International:	+61 2 8199 0299

Passcode:	2876397

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter of 2020, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

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Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures. Starting from January 1, 2020, Baidu adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for share, per share (or ADS) information, unaudited)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2020
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	20,434	17,688	20,201	2,975
Others	7,646	8,346	8,031	1,183

Total revenues	28,080	26,034	28,232	4,158

Costs and expenses:
Cost of revenues(1)	16,378	13,134	12,815	1,886
Selling, general and administrative(1)	4,657	4,417	4,700	692
Research and development(1)	4,690	4,839	4,561	673

Total costs and expenses	25,725	22,390	22,076	3,251

Operating income	2,355	3,644	6,156	907

Other income (loss):
Interest income	1,687	1,312	1,297	191
Interest expense	(788)	(820)	(755)	(111)
Foreign exchange income (loss), net	29	55	(271)	(40)
Gain (loss) from equity method investments	(729)	(1,732)	(546)	(80)
Other income (loss), net	(9,683)	1,551	9,169	1,351

Total other income (loss), net	(9,484)	366	8,894	1,311

Income (loss) before income taxes	(7,129)	4,010	15,050	2,218
Income tax expense	934	1,222	1,618	239

Net income (loss)	(8,063)	2,788	13,432	1,979
Net loss attributable to noncontrolling interests	(1,690)	(791)	(246)	(36)

Net income (loss) attributable to Baidu	(6,373)	3,579	13,678	2,015

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	(18.37)	10.34	40.21	5.92
-Diluted	(18.37)	10.31	39.79	5.86
Earnings per share for Class A and Class B ordinary shares:
-Basic	(183.74)	103.44	402.06	59.22
-Diluted	(183.74)	103.06	397.88	58.60
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,793,154	34,377,658	33,982,547	33,982,547
Diluted	34,793,154	34,505,617	34,339,438	34,339,438

(1) Includes share-based compensation expenses as follows:
Cost of revenues	70	108	81	12
Selling, general and administrative	336	550	403	60
Research and development	810	1,188	930	137

Total share-based compensation expenses	1,216	1,846	1,414	209

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

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Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information, unaudited)

	December 31,	September 30,	September 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	33,443	18,423	2,713
Restricted cash	996	669	99
Short-term investments	112,924	126,876	18,687
Accounts receivable, net	7,416	7,046	1,038
Amounts due from related parties	1,594	1,307	193
Other current assets, net	9,189	8,831	1,301

Total current assets	165,562	163,152	24,031

Non-current assets:
Fixed assets, net	18,311	17,154	2,527
Licensed copyrights, net	6,287	6,062	893
Intangible assets, net	1,600	2,033	299
Goodwill	18,250	21,776	3,207
Long-term investments, net	69,410	81,289	11,973
Amounts due from related parties	3,564	3,639	536
Deferred tax assets, net	2,193	804	118
Operating lease right-of-use assets	7,332	9,648	1,421
Produced content, net	4,355	5,517	813
Other non-current assets	4,452	3,668	540

Total non-current assets	135,754	151,590	22,327

Total assets	301,316	314,742	46,358

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	2,618	3,804	560
Accounts payable and accrued liabilities	32,701	31,592	4,653
Customer deposits and deferred revenue	11,062	12,185	1,795
Deferred income	529	163	24
Long-term loans, current portion	737	7,506	1,106
Notes payable, current portion	5,219	—	—
Amounts due to related parties	2,231	1,747	257
Operating lease liabilities	2,283	4,636	683

Total current liabilities	57,380	61,633	9,078

Non-current liabilities:
Deferred income	17	57	8
Deferred revenue	1,009	609	90
Amounts due to related parties	3,846	3,689	543
Long-term loans	7,804	628	92
Notes payable	38,090	43,917	6,468
Convertible senior notes	12,297	12,307	1,813
Deferred tax liabilities	3,273	3,319	489
Operating lease liabilities	4,486	4,607	679
Other non-current liabilities	299	316	47

Total non-current liabilities	71,121	69,449	10,229

Total liabilities	128,501	131,082	19,307

Redeemable noncontrolling interests	1,109	1,248	184
Equity
Total Baidu shareholders’ equity	163,599	176,291	25,965
Noncontrolling interests	8,107	6,121	902

Total equity	171,706	182,412	26,867

Total liabilities, redeemable noncontrolling interests, and equity	301,316	314,742	46,358

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Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Three months ended September 30, 2019 (RMB)				Three months ended June 30, 2020 (RMB)					Three months ended September 30, 2020 (RMB)					Three months ended September 30, 2020 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	21,010	7,397	(327)	28,080	18,926	7,412	(304)		26,034	21,379	7,188	(335)		28,232	3,149	1,059	(50)		4,158
YOY										2%	(3%)			1%
QOQ										13%	(3%)			8%
Costs and expenses:
Cost of revenues (1)	8,502	8,176	(300)	16,378	6,555	6,834	(255)		13,134	6,728	6,363	(276)		12,815	991	937	(42)		1,886
Selling, general and administrative (1)	3,320	1,350	(13)	4,657	3,230	1,196	(9)		4,417	3,354	1,364	(18)		4,700	494	201	(3)		692
Research and development (1)	3,997	703	(10)	4,690	4,175	664	—		4,839	3,893	671	(3)		4,561	574	99	—		673

Total costs and expenses	15,819	10,229	(323)	25,725	13,960	8,694	(264)		22,390	13,975	8,398	(297)		22,076	2,059	1,237	(45)		3,251

YOY
Cost of revenues										(21%)	(22%)			(22%)
Selling, general and administrative										1%	1%			1%
Research and development										(3%)	(5%)			(3%)
Cost and expenses										(12%)	(18%)			(14%)
Operating income (loss)	5,191	(2,832)	(4)	2,355	4,966	(1,282)	(40)		3,644	7,404	(1,210)	(38)		6,156	1,090	(178)	(5)		907
YOY										43%	(57%)			161%
QOQ										49%	(6%)			69%
Operating margin	25%	(38%)		8%	26%	(17%)			14%	35%	(17%)			22%
Add: total other income (loss),net	(8,657)	(827)		(9,484)	507	(141)	—		366	8,827	67	—		8,894	1,301	10	—		1,311
Less: income tax expense	918	16		934	1,206	16	—		1,222	1,599	19	—		1,618	236	3	—		239
Less: net income (loss) attributable to NCI	(97)	13	(1,606)	(1,690)	(157)	3	(637	) (3)	(791)	264	13	(523	) (3)	(246)	39	2	(77	) (3)	(36)

Net income(loss) attributable to Baidu	(4,287)	(3,688)	1,602	(6,373)	4,424	(1,442)	597		3,579	14,368	(1,175)	485		13,678	2,116	(173)	72		2,015

YOY										—	(68%)			—
QOQ										225%	(19%)			282%
Net margin	(20%)	(50%)		(23%)	23%	(19%)			14%	67%	(16%)			48%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	6,224	(2,529)		3,691	6,482	(837)			5,605	8,505	(831)			7,636	1,253	(123)			1,125
YOY										37%	(67%)			107%
QOQ										31%	(1%)			36%
Operating margin (non-GAAP)	30%	(34%)		13%	34%	(11%)			22%	40%	(12%)			27%
Net income (loss) attributable to Baidu (non-GAAP)	6,310	(3,394)		4,387	5,656	(956)			5,082	7,486	(830)			6,988	1,103	(123)			1,029
YOY										19%	(76%)			59%
QOQ										32%	(13%)			38%
Net margin (non-GAAP)	30%	(46%)		16%	30%	(13%)			20%	35%	(12%)			25%
Adjusted EBITDA	7,525	(2,405)		5,116	7,771	(716)			7,015	9,822	(711)			9,073	1,447	(106)			1,336
YOY										31%	(70%)			77%
QOQ										26%	(1%)			29%
Adjusted EBITDA margin	36%	(33%)		18%	41%	(10%)			27%	46%	(10%)			32%
(1) Includes share-based compensation as follows:
Cost of revenues	25	45		70	49	59			108	29	52			81	4	8			12
Selling, general and administrative	207	129		336	331	219			550	187	216			403	28	32			60
Research and development	749	61		810	1,102	86			1,188	846	84			930	125	12			137

Total share-based compensation	981	235		1,216	1,482	364			1,846	1,062	352			1,414	157	52			209

(2)     Relates to intersegment eliminations and adjustments

(3)     Relates to the net loss attributable to iQIYI noncontrolling interests

3/5

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended September 30, 2019 (RMB)			Three months ended June 30, 2020 (RMB)			Three months ended September 30, 2020 (RMB)			Three months ended September 30, 2020 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	8,508	293	8,801	9,547	(1,358)	8,189	9,716	(1,929)	7,787	1,431	(284)	1,147
Net cash provided by (used in) investing activities	(11,960)	(922)	(12,882)	(8,854)	1,144	(7,710)	(6,576)	343	(6,233)	(969)	51	(918)
Net cash provided by (used in) financing activities	(1,903)	(160)	(2,063)	(2,211)	823	(1,388)	(4,387)	238	(4,149)	(646)	35	(611)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	122	258	380	26	(10)	16	(77)	(113)	(190)	(11)	(17)	(28)

Net increase (decrease) in cash, cash equivalents and restricted cash	(5,233)	(531)	(5,764)	(1,492)	599	(893)	(1,324)	(1,461)	(2,785)	(195)	(215)	(410)
Cash, cash equivalents and restricted cash
At beginning of period	15,315	7,624	22,939	18,089	4,681	22,770	16,597	5,280	21,877	2,444	778	3,222
At end of period	10,082	7,093	17,175	16,597	5,280	21,877	15,273	3,819	19,092	2,249	563	2,812
Net cash provided by (used in) operating activities	8,508	293	8,801	9,547	(1,358)	8,189	9,716	(1,929)	7,787	1,431	(284)	1,147
Less: Capital expenditures	(1,031)	(181)	(1,212)	(797)	(57)	(854)	(1,417)	(90)	(1,507)	(209)	(13)	(222)
Less: Acquisition of licensed copyrights(1)	(50)	(2,689)	(2,739)	—	—	—	—	—	—	—	—	—

Free cash flow	7,427	(2,577)	4,850	8,750	(1,415)	7,335	8,299	(2,019)	6,280	1,222	(297)	925
Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

(1) Starting from January 1, 2020, Baidu adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 non-GAAP measure of free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

Free cash flow, previously reported	7,477	112	7,589	8,750	1,290	10,040	8,299	385	8,684	1,222	57	1,279
Less: Acquisition of licensed copyrights	(50)	(2,689)	(2,739)	—	(2,705)	(2,705)	—	(2,404)	(2,404)	—	(354)	(354)

Free cash flow, revised	7,427	(2,577)	4,850	8,750	(1,415)	7,335	8,299	(2,019)	6,280	1,222	(297)	925

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Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	September 30, 2019 (RMB)			June 30, 2020 (RMB)			September 30, 2020 (RMB)			September 30, 2020 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	5,191	(2,832)	2,355	4,966	(1,282)	3,644	7,404	(1,210)	6,156	1,090	(178)	907
Add: Share-based compensation expenses	981	235	1,216	1,482	364	1,846	1,062	352	1,414	157	52	209
Add: Amortization and impairment of intangible assets(1)	52	68	120	34	81	115	39	27	66	6	3	9

Operating income (loss) (non-GAAP)	6,224	(2,529)	3,691	6,482	(837)	5,605	8,505	(831)	7,636	1,253	(123)	1,125
Add: Depreciation of fixed assets	1,301	124	1,425	1,289	121	1,410	1,317	120	1,437	194	17	211

Adjusted EBITDA	7,525	(2,405)	5,116	7,771	(716)	7,015	9,822	(711)	9,073	1,447	(106)	1,336
Net income (loss) attributable to Baidu	(4,287)	(3,688)	(6,373)	4,424	(1,442)	3,579	14,368	(1,175)	13,678	2,116	(173)	2,015
Add: Share-based compensation expenses	974	235	1,106	1,473	364	1,676	1,056	352	1,252	156	52	184
Add: Amortization and impairment of intangible assets(1)(3)	21	50	47	19	65	55	31	23	44	5	3	6
Add: Disposal loss (gain)(3)(4)	—	—	—	453	—	453	(5)	—	(5)	(1)	—	(1)
Add: Impairment of long-term investments(3)	8,023	—	8,023	752	48	779	—	—	—	—	—	—
Add: Fair value loss (gain) of long-term investments(3)	745	1	745	(2,535)	—	(2,535)	(8,464)	(33)	(8,483)	(1,247)	(5)	(1,249)
Add: Reconciling items on equity method investments(2)	834	8	839	1,070	9	1,075	500	3	502	74	—	74

Net income (loss) attributable to Baidu (non-GAAP)	6,310	(3,394)	4,387	5,656	(956)	5,082	7,486	(830)	6,988	1,103	(123)	1,029
Diluted earnings per ADS			(18.37)			10.31			39.79			5.86
Add: Accretion of the redeemable noncontrolling interests			0.06			0.07			0.04			0.01
Add: Non-GAAP adjustments to earnings per ADS			30.92			4.35			(19.48)			(2.87)

Diluted earnings per ADS (non-GAAP)			12.61			14.73			20.35			3.00

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)	Net of related tax impact
(4)	Includes re-measurement gain or loss of previous held equity interest in the acquisition

5/5